EXHIBIT “A”

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH
65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Integrative Health Technologies, Inc.
Address of Principal Business Office:  4940 Broadway, Suite 202, San Antonio, TX  78209
Telephone Number (including area code):  (210) 824-4200
File Number under the Securities Exchange Act of 1934:  814-00699

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐ A.
The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐ B.
The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐ C.
The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐ D.
The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests.

☐ E.	The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.
☒ F.	Other. Explain the circumstances surrounding the withdrawal of election.

The inherent generic difficulties and costs associated with being a BDC and lack of any perceived advantages led the Board of Directors to authorize the withdrawal of this election.

Holders of shares of common stock of the Company representing in excess of eighty five and two-tenths percent (85.2%) of the 40,552,397 validly issued shares of the Company, signed the Action By Written Consent in favor of the change. There were no votes cast against the decision to cease being a business development company. A Definitive Information Statement on Schedule 14C was filed by the Company with the Commission on Apr 5, 2007 in connection with the decision, and was mailed to shareholders on that date.

SIGNATURE: Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in San Antonio, TX on May 7, 2007.

INTEGRATIVE HEALTH TECHNOLOGIES, INC.

By:	/s/ Gilbert R. Kaats
Gilbert R. Kaats,
Chairman, President, Chief Executive Officer

Attest:	/s/ Gilbert R. Kaats
Gilbert R. Kaats,
Chief Financial Officer